UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2017 RESULTS;1;2

Santiago, Chile, May 10, 2017 – CCU announced today its consolidated financial results for the first quarter ended March 31, 2017:

•

Consolidated Volumes increased 4.8%, driven by all our Operating segments: 3.2% in the Chile Operating Segment, 9.6% in the International Business Operating segment, and 5.9% in the Wine Operating segment

•	Net sales increased 8.3% as a result of the 4.8% volume increase, and 3.4% increase in average prices in CLP terms.
•

EBITDA increased 7.7%, where the main drivers of the increase were the Chile and International Business Operating segments with an increase of 11.2% and 28.9% respectively, partially offset by the 20.4% decrease in EBITDA of the Wine Operating segment.

•	Net income increased 4.5% this quarter.
•	Earnings per share increased 4.5% due to a higher Net income.

Key figures	Q1´17	Q1´16	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	7,336	7,001	4.8
Net sales	448,686	414,193	8.3
Gross profit	246,259	230,896	6.7
EBIT	78,869	73,926	6.7
EBITDA	100,231	93,103	7.7
Net income for the period	46,598	44,586	4.5
Earnings per share (CLP)	126.1	120.7	4.5

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

2 All references in this Press Release shall be deemed to refer to Q1’17 figures compared to Q1’16 figures, unless otherwise stated.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 11

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased to present good performance for the first quarter of 2017, showing growing results for the second consecutive quarter, despite the slow economic environment. This performance was supported by both volumes and efficiencies. Our consolidated volumes increased by 4.8% with volume market share gains in the Chile and the International Business Operating segments, while at the same time, we continue to see the benefits of the ExCCelencia CCU program in all three Operating segments. Our EBITDA increased by 7.7%, from CLP 93,103 million to CLP 100,231 million, driven by the Chile and International Business Operating segments, partially offset by the results of the Wine Operating segment. Our EBITDA margin remained relatively stable, as the pressure of the exchange rate and the grape cost we experience in our Wine Operating segment offset the margin expansion in our Chile and International Business Operating segments. Our Net income increased 4.5% from CLP 44,586 million to CLP 46,598 million.

The Chile Operating segment EBITDA increased 11.2%, mainly due to volume growth and efficiencies. Top-line growth was 4.3%, driven by 3.2% higher volumes and 1.1% higher average prices. This quarter we experienced a strong mix effect due to the higher growth of our water category. Excluding this mix effect, our average prices increased in line with inflation. Despite an aggressive competitive environment, we were able to increase our market share. In efficiencies, we are seeing the benefits of the changes we have implemented in our logistics operations and our route-to-market, enabling us to deliver better and more efficient service to our customers, as a consequence, MSD&A as a percentage of Net sales decreased from 35.6% to 33.4% this quarter. All-in our EBITDA margin expanded 170 bps from 25.7% to 27.4%.

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported an EBITDA increase of 28.9%, driven by top line growth of 23.1%. We continue to grow volumes and market share in Argentina and we also reported a strong volume growth in Paraguay. In Argentina we experience high levels of inflation, and devaluation of the Argentine peso, affecting our USD denominated cost base. Our revenue management efforts and efficiencies from the implemented ExCCelencia CCU initiatives delivered results that compensated these effects. As a result of the before mentioned factors, our EBITDA margin improved 64 bps from 13.3% to 14.0%.

The Wine Operating segment EBITDA decreased 20.4%, facing challenging external variables. Top-line increased 1.8% as a result of 5.9% increase in volumes, mostly driven by our export business. However, our average prices decreased 3.9% in CLP terms due to the negative exchange rate effect in our export business, as a result of the appreciation of the CLP against our main export currencies, while we continue to implement revenue management initiatives in the Chile domestic business, increasing average prices. The top-line growth was offset by a higher cost of wine, driven by the 2016 harvest. All in, the EBITDA margin contracted 475 bps from 21.8% to 17.0%.

With the first quarter result we have made a good start of the year, and we strive to continue our growth path and achieve additional revenue management initiatives and efficiencies during the remainder of 2017.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 11

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS FIRST QUARTER (Exhibit 1)

•	Net sales increased 8.3% as a result of 4.8% higher volumes, driven by volume growth in all our Operating segments, and 3.4% higher average prices in CLP terms.
•

Cost of sales increased 10.4%, mostly caused by the increase in volume, and by the 5.4% increase of the cost of sales per hectoliter in CLP terms. In the Chile Operating segment, the increase in the cost of sales per hectoliter was mostly caused by price increases in aluminum and sugar, and by inflation, partially offset by the appreciation of the CLP against the USD. In the International Business Operating segment, the increase in the cost of sales per hectoliter was caused by price increases in aluminum, inflation, and the devaluation of the ARS against the USD. In the Wine Operating segment, the increase in Cost of sales per hectoliter was due to the higher cost of the grapes, and inflation, partially offset by the appreciation of the CLP against the USD.

•	Gross profit increased 6.7% as Net sales increased 8.3%, partially offset by the 10.4% increase in Cost of sales.
•

MSD&A increased 6.7% mostly due to the inflation in Argentina. Our MSD&A as a percentage of Net sales decreased 57 bps, as a result of the initiatives related to the ExCCelencia CCU program, in particular the results of our initiatives related to planning and logistics.

•

EBITDA increased 7.7%, where the main drivers of the increase were the Chile and International Business Operating segments with an increase of 11.2% and 28.9%, respectively, partially offset by the 20.4% decrease in EBITDA of the Wine Operating segment.

•

Non-operating result improved by 24.6%, mostly due to the smaller loss on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets when compared to last year, as reported as part of Other gains/(losses). This effect was partially offset by higher net financing costs and lower joint venture results, as reported under Equity and income of JVs and associated.

•

Income tax increased 55.0% due to the higher taxable income, the increase of the First Category Income tax rate in Chile from 24.0% to 25.5%, and due to a smaller positive impact on taxes resulting from our foreign currency denominated assets compared to last year.

•	Net income increased 4.5% this quarter, due to the higher taxable income, and lower minority interest as a result of the lower results in our wine business, partially offset by higher income taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 11

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FIRST QUARTER
1. CHILE OPERATING SEGMENT

EBITDA increased 11.2%, mainly due to volume growth and efficiencies.

Top-line growth was 4.3%, driven by 3.2% higher volumes and 1.1% higher average prices. Despite an aggressive competitive environment, we were able to increase our market share and continue with our revenue management initiatives.

In efficiencies, we are seeing the benefits of the changes we have implemented in our logistics operations and our route-to-market, enabling us to deliver better and more efficient service to our customers, as a consequence, MSD&A as a percentage of Net sales decreased from 35.6% to 33.4% this quarter.

All-in our EBITDA margin expanded 170 bps from 25.7% to 27.4%.

As part of our innovation strategy, this quarter we have launched the brand extension Royal Guard Scotch Ale. With our brand Pepsi we have sponsored the renowned international music festival of Viña del Mar.

Our relationship with the communities is of fundamental importance in the development of CCU's activities, based on dialogue, trust and cooperation. As a Company, we are always present at times that Chile is facing adversities, such as the unfortunate forest fires in the central and southern regions during this quarter, where as a Company we assisted and supported the communities by supplying bottled water and isotonic drinks, along with the 1+1 donation campaign with our employees.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

EBITDA increased 28.9%, driven by top line growth of 23.1%.

We continue to grow volumes and market share in Argentina and we also experience a strong volume growth in Paraguay. In Argentina our growth in volumes and market share is driven by the growth in our brands Imperial, Schneider and Heineken, together with the success of our one-way packaging format. With our revenue management efforts we strive to keep up with the high level of inflation, while our USD denominated cost base is affected by the 8.6% devaluation of the Argentine peso compared to the same quarter last year. In Paraguay, our volume growth was driven by the good performance of the Heineken brand in the beer category, and our brand Pulp in the non-alcoholic category.

The implemented ExCCelencia CCU initiatives delivered efficiencies that compensated the negative currency translation effect.

As a result of the before mentioned factors, our EBITDA margin improved 64 bps from 13.3% to 14.0%.

During the first quarter, we further implemented the change in our distribution system in Argentina. After the change from direct sales to independent distributors in the outer Buenos Aires area that we implemented by the end of last year, this quarter we implemented this change in the Salta region.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 11

PRESS RELEASE

3. WINE OPERATING SEGMENT

EBITDA decreased 20.4%, facing challenging external variables. Top-line increased 1.8% as a result of 5.9% increase in volumes, mostly driven by our export business, in particular our sales to Brazil and Asia, partially compensated with a slightly slower scenario in the Chilean domestic market.

We continue to implement revenue management initiatives in the Chile domestic business, increasing average prices in this market. However, overall our average prices decreased 3.9% in CLP terms due to the negative exchange rate effect in our export business, as a result of the appreciation of the CLP against our main export currencies.

The top-line growth was offset by a higher cost of wine, driven by the 2016 harvest.

All in, the EBITDA margin contracted 475 bps from 21.8% to 17.0%.

In the domestic market, as part of our long-term innovation, brand and portfolio strategy, we have launched “Santa Helena sparkling” in order to broaden our portfolio and to respond to the growth trend of the segment of sparkling wines.

As part of our efficiency plan, we continue with the expansion plan of our facilities in Molina. During this quarter, the carton packaging line of our plant in Lontué has been moved to Molina. As a result of this change, Lontué will continue to serve only as a storage location.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 11

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean carbonated soft drinks producer, the largest Chilean water and nectar producer, and the largest pisco producer. It is the second-largest Argentine brewer, and participates in the beer, water and soft drinks industries in Uruguay, Paraguay and Bolivia, and in the beer industry in Colombia. It is one of the largest Chilean wine producers, and the second-largest Chilean wine exporter. The Company´s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Watt´s S.A., and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•

Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•	International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.
•	Other/Eliminations: It considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 11

PRESS RELEASE

ARS

Argentine Peso

CLP

Chilean Peso

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, sales, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 11

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2017)
First Quarter	2017	2016	Total
	(CLP million)		Change %
Net sales	448,686	414,193	8.3
Cost of sales	(202,427)	(183,297)	10.4
% of net sales	45.1	44.3
Gross profit	246,259	230,896	6.7
MSD&A	(168,889)	(158,283)	6.7
% of net sales	37.6	38.2
Other operating income/(expenses)	1,500	1,313	14.2
EBIT	78,869	73,926	6.7
EBIT margin	17.6	17.8
Net financial expenses	(4,458)	(3,002)	48.5
Equity and income of JVs and associated	(2,232)	(1,195)	86.8
Foreign currency exchange differences	(619)	(619)	(0.0)
Results as per adjustment units	(166)	(678)	(75.5)
Other gains/(losses)	(1,827)	(6,848)	(73.3)
Total Non-operating result	(9,302)	(12,341)	(24.6)
Income/(loss) before taxes	69,567	61,585	13.0
Income taxes	(17,456)	(11,261)	55.0
Net income for the period	52,111	50,324	4.5

Net income attributable to:
The equity holders of the parent	46,598	44,586	4.5
Non-controlling interest	(5,513)	(5,738)	(3.9)

EBITDA	100,231	93,103	7.7
EBITDA margin	22.3	22.5

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	126.1	120.7	4.5
Earnings per ADR (CLP)	252.2	241.3	4.5

Depreciation	21,362	19,177	11.4
Capital Expenditures	30,955	23,248	33.1

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 11

PRESS RELEASE

Exhibit 2: Segment Information (First quarter 2017)
	1. Chile Operating segment (1)			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %	2017	2016	Total %
Volumes	5,277	5,112	3.2	1,741	1,588	9.6	318	300	5.9
Net sales	291,633	279,512	4.3	113,104	91,847	23.1	45,394	44,597	1.8
Net sales (CLP/HL)	55,263	54,679	1.1	64,969	57,823	12.4	142,701	148,482	(3.9)
Cost of sales	(130,026)	(122,659)	6.0	(44,460)	(35,871)	23.9	(28,148)	(24,906)	13.0
% of net sales	44.6	43.9		39.3	39.1		62.0	55.8
Gross profit	161,608	156,853	3.0	68,644	55,977	22.6	17,246	19,690	(12.4)
% of net sales	55.4	56.1		60.7	60.9		38.0	44.2
MSD&A	(97,370)	(99,574)	(2.2)	(57,365)	(46,594)	23.1	(11,506)	(11,766)	(2.2)
% of net sales	33.4	35.6		50.7	50.7		25.3	26.4
Other operating income/(expenses)	364	404		839	16		115	44
EBIT	64,602	57,683	12.0	12,118	9,399	28.9	5,854	7,969	(26.5)
EBIT Margin	22.2	20.6		10.7	10.2		12.9	17.9
EBITDA	79,846	71,779	11.2	15,801	12,257	28.9	7,731	9,712	(20.4)
EBITDA Margin	27.4	25.7		14.0	13.3		17.0	21.8

	4. Other/eliminations (1)			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %
Volumes				7,336	7,001	4.8
Net sales	(1,446)	(1,763)	(18.0)	448,686	414,193	8.3
Net sales (CLP/HL)				61,161	59,165	3.4
Cost of sales	207	139	48.8	(202,427)	(183,297)	10.4
% of net sales				45.1	44.3
Gross profit	(1,239)	(1,624)	(23.7)	246,259	230,896	6.7
% of net sales				54.9	55.7
MSD&A	(2,649)	(349)	659.0	(168,889)	(158,283)	6.7
% of net sales				37.6	38.2
Other operating income/(expenses)	183	848		1,500	1,313
EBIT	(3,705)	(1,124)	229.6	78,869	73,926	6.7
EBIT Margin				17.6	17.8
EBITDA	(3,147)	(645)	387.9	100,231	93,103	7.7
EBITDA Margin				22.3	22.5

(1)     See Exhibit 4: Results 2016 as previously reported and current adjustments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 11

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31	Total Change%
	2017	2016
	(CLP million)
ASSETS
Cash and cash equivalents	152,333	134,033	13.7
Other current assets	522,061	547,653	(4.7)
Total current assets	674,394	681,687	(1.1)

PP&E (net)	914,134	904,105	1.1
Other non current assets	287,365	286,236	0.4
Total non current assets	1,201,499	1,190,341	0.9
Total assets	1,875,893	1,872,027	0.2

LIABILITIES
Short term financial debt	59,724	66,680	(10.4)
Other liabilities	362,805	375,693	(3.4)
Total current liabilities	422,529	442,373	(4.5)

Long term financial debt	116,547	117,944	(1.2)
Other liabilities	111,401	111,054	0.3
Total non current liabilities	227,947	228,998	(0.5)
Total Liabilities	650,476	671,372	(3.1)

EQUITY
Paid-in capital	562,693	562,693	(0.0)
Other reserves	(138,711)	(142,973)	(3.0)
Retained earnings	674,955	657,578	2.6
Net equity attributable to parent company shareholders	1,098,937	1,077,298	2.0
Non - controlling interest	126,480	123,358	2.5
Total equity	1,225,417	1,200,656	2.1
Total equity and liabilities	1,875,893	1,872,027	0.2

OTHER FINANCIAL INFORMATION

Total financial debt	176,270	184,624	(4.5)

Net Financial debt	23,937	50,591	(52.7)

Liquidity ratio	1.60	1.54
Financial Debt / Capitalization	0.13	0.13
Net Financial debt / EBITDA	0.08	0.18

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 11

PRESS RELEASE

Exhibit 4: Results 2016 as previously reported and current adjustments

Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A. As of March 2016 the revenue and expenses of the Strategic Service Units were previously reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to Chile Operating segment explained in the following tables:

	1. Chile Operating segment			4. Other/eliminations
First Quarter 2017
(In CLP million unless stated otherwise)	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
Net sales	278,629	883	279,512	(880)	(883)	(1,763)
Cost of sales	(128,381)	5,722	(122,659)	5,861	(5,722)	139
% of net sales	46.1		43.9
Gross profit	150,248	6,605	156,853	4,981	(6,605)	(1,624)
% of net sales	53.9		56.1
MSD&A	(96,301)	(3,273)	(99,574)	(3,622)	3,273	(349)
% of net sales	34.6		35.6
Other operating income/(expenses)	246	159	404	1,007	(159)	848
EBIT	54,193	3,490	57,683	2,366	(3,490)	(1,124)
EBIT Margin %	19.4		20.6
EBITDA	65,820	5,959	71,779	5,314	(5,959)	(645)
EBITDA Margin %	23.6		25.7

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 11

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 10, 2017